NEWS RELEASE
Kelso Technologies Inc.	June 4, 2025

Canada: TSX: KLS

KELSO TECHNOLOGIES INC. ANNOUNCES 2025 ANNUAL GENERAL AND SPECIAL MEETING RESULTS

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS) is pleased to announce the detailed voting results from the Annual General and Special Meeting of shareholders held on June 3, 2025 (the "Meeting").

A total of 24,737,277 common shares of the 55,160,086 common shares outstanding at the record date were voted at the Meeting, representing 44.85% of the issued and outstanding common shares of the Company at the record date.

Election of Directors

At the Meeting, the shareholders set the number of directors to be elected at five, with 96.2% For and 3.8% Against.

Each of the following nominees set forth in the Company's management information circular dated April 21, 2025 was elected as a director of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	% Votes For	% Votes Withheld
Frank Busch	81.24%	18.76%
Paul Cass	77.37%	22.63%
Laura Roach	80.43%	19.57%
Jesse V. Crews	76.69%	23.31%
Mark Temen	81.06%	18.94%

Appointment of Auditors

At the Meeting the shareholders also approved the reappointment of Smythe, LLP as the auditors of the Company with voting of 92.03% For and 7.97% Withheld.

Omnibus Equity Incentive Plan

At the Meeting, the adoption of the Omnibus Equity Incentive Plan was approved, with 69.56% For and 30.44% Against.

After the Meeting the following officers were appointed:

Frank Busch - President and Chief Executive Officer

Sameer Uplenchwar - Chief Financial Officer

*Anthony Andrukaitis - Chief Operating Officer (retiring June 30, 2025)

Maureen O'Hanley Doucette - Corporate Secretary

*Amanda Smith, Vice President Operations (moving to COO on July 1, 2025)

Patrick Hankey, Controller, Kelso Technologies (USA) Inc.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality rail tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers.  Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch

President and Chief Executive Officer

Legal Notice Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include the resignation of Mr. Andrukaitis as Chief Operating Officer and the promotion of Ms. Smith to the role of Chief Operating Officer of the Company and the expected timing thereof. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch Chief Executive Officer Email: investor@kelsotech.com	Sameer Uplenchwar Chief Financial Officer Email: investor@kelsotech.com	Head office: 305 - 1979 Old Okanagan Hwy, West Kelowna, BC V4T 3A4 www.kelsotech.com